1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 30, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE TENTH
MEETING OF THE THIRD SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Tenth Meeting of the Third Session of board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") was convened at 9:00 a.m. on 27 March 2009 at conference room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. Of the 9 directors of the Company (the "Directors") eligible to attend the meeting, 8 Directors attended in person. Mr. Xiao Yaqing, a Director, was unable to attend the meeting due to personal engagement and appointed Mr. Kang Yi to attend and vote on his behalf at the absolute discretion of Mr. Kang. Members of the Supervisory Committee, the Secretary to the Board and other members of the senior management of the Company were in attendance. This meeting was convened in compliance with relevant requirements of the Company Law of the People's Republic of China and the Articles of Association of the Company. The meeting was presided over by Mr. Luo Jianchuan, where the following significant matters were considered and approved as resolutions:

I.	The proposal for appointing Mr. Luo Jianchuan to sign relevant documents of the Annual Report and preside over the Board Meeting and general meetings

Mr. Xiao Yaqing resigned as the Chairman of the Company for work reasons, with immediate effect on 27 March 2009. The Company would like to extend sincere thanks to Mr. Xiao for his contributions during his tenure. Since new Chairman is yet to be elected, Mr. Luo Jianchuan, executive Director of the Company was appointed to sign the domestic and overseas versions of Annual Report and preside over the Board and general meeting until new Chairman is elected. The resolution is valid until new Chairman is elected by the Board.

II.	The resolution in relation to nomination of new director candidate of the Third Session of the Board

Mr. Xiong Weiping was nominated to be candidate to executive Director of the Third Session of the Board, with a term up to the conclusion of the 2009 annual general meeting. The election will be held on the 2008 annual general meeting. No independent Director of the Company objects to the above resolution. Biography of the Director candidate is set out in Appendix I to this announcement.

Mr. Xiao Yaqing also resigned as executive Director, Chief Executive Officer, a member and the Chairman of the Nomination Committee of the Board for work reasons. The resignation takes effect upon election of new Director on the 2008 annual general meeting.

III.	The proposal in relation to Enterprise Social Responsibility Report and Internal Control Self-Assessment Report

Enterprise Social Responsibility Report and Internal Control Self-Assessment Report were approved.

IV.	The proposal in relation to the 2008 Annual Results Report of the Company

1.	The domestic and overseas versions of the 2008 Annual Results Report of the Company were approved.

2.	It was approved that the report of the Board and the audited financial report would be submitted to the 2008 annual general meeting for consideration and approval.

V.	The proposal for 2008 profit distribution by the Company

(1)

As audited by PricewaterhouseCoopers, the Company's 2008 profit available for distribution is RMB595 million. The Company had distributed 2008 interim dividend of RMB0.052 (tax inclusive) per share for the six months ended 30 June 2008, totalling RMB703 million which exceeded 2008 final profit available for distribution. Therefore, the Board does not recommend the payment of 2008 final dividend for the year ended 31 December 2008 or any transfer of capital reserve into share capital.

(2)	The above proposal for 2008 profit distribution will be submitted to the 2008 annual general meeting of the Company for consideration and approval.

VI.	The proposal in relation to the 2009 Finance Plan of the Company

The 2009 Finance Plan of the Company was approved.

VII.	The proposal in relation to 2009 capital expenditure plan and financing scheme

1.	The 2009 capital expenditure plan and financing scheme of the Company were approved

2.

Chairman of the Company or other person authorized by him was authorized to organize and implement the 2009 capital expenditure plan and financing scheme within the approved limit of total capital expenditure and total loan.

VIII.	The proposal in relation to the 2009 annual remuneration and 2008 annual discretionary bonus for Directors and Supervisors of the Company

1.	The 2009 annual remuneration standard for Directors and Supervisors of the Company was approved;

2.	The distribution of the 2008 annual incentive salary of Directors and Supervisors in the form of discretionary bonus was approved, with a total amount of RMB1,122,400.

3.

Submission of the matters in paragraphs 1 and 2 above to the 2008 annual general meeting of the Company for consideration and authorization of the Board to determine the 2009 annual remuneration standard for Directors and Supervisors of the Company was approved.

IX.	The proposal in relation to the 2009 annual remuneration and 2008 annual discretionary bonus for senior management of the Company

1.	The 2009 annual remuneration standard for the Company's senior management was approved.

2.	The distribution of the 2008 annual incentive salary of the senior management in the form of discretionary bonus was approved, with a total amount of RMB419,100.

X.	The proposal in relation to renewal of the 2009-2010 annual liability insurance for Directors, Supervisors and senior management

1.

The renewal of one-year liability insurance for Directors, Supervisors and senior management (from 18 May 2009 to 17 May 2010) was approved. The matters concerning insurance premium and insurance coverage were entrusted to Aon-COFCO Insurance Brokers Co., Ltd. for handling.

2.

The matters concerning such renewal of liability insurance for Directors, Supervisors and senior management shall be submitted to the 2008 annual general meeting for consideration and approval, where it will be proposed to authorize the Board to instruct relevant departments to handle the specific matters concerning insurance coverage.

XI.	The proposal in relation to reappointment of the accountants for 2009

1.

It will be proposed at 2008 annual general meeting to consider and approve the reappointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the PRC auditors and the reappointment of PricewaterhouseCoopers as the international auditors, with a term both expiring on the conclusion of the 2009 annual general meeting of the Company.

2.

It will be proposed at the 2008 annual general meeting to authorize the Audit Committee under the Board for determination of aforesaid accountants' remuneration according to actual amount paid in 2008, with reference to other considerations.

XII.	The proposal in relation to approving the proposed amendment to the Articles of Association

According to the latest amendments to the Hong Kong Listing Rules in relation to provision of corporate communications through company website and the latest amendments to cash dividend policy issued by China Securities Regulatory Commission, it is proposed to amend Articles 70, 183, 189, 195, 211 and 229, and delete original Article 232. The Board was authorized to renumber the Articles and those referred to in body text, and to make proper modification to the proposed amendment to the Articles of Association in accordance with opinion from regulatory authorities. Details of the proposed amendment will be set out in the materials for the general meeting.

The Directors agreed to submit a confirmation to the Hong Kong Stock Exchange for the proposed amendment to the Articles of Association, confirming that the amendment to the Articles of Association is normal for a company listed in Hong Kong, and authorize any of Directors (not including independent non-executive Directors) to sign the confirmation on behalf of the Company.

It will be proposed at the 2008 annual general meeting to consider and approve the proposed amendments to the Articles of Association as a special resolution, and to authorize Chairman of the Company or other person authorized by him to make proper modification as relevant authorities and regulatory department may request, and submit to relevant authorities of the State for approval and filing as and when appropriate.

XIII.	The proposal for issuance of short-term bonds

1.

It will be proposed at 2008 annual general meeting as a special resolution to consider and approve the issuance of short-term bonds during the period from registration with the National Association of Financial Market Institutional Investors to conclusion of the 2009 annual general meeting, subject to the following conditions:

(1)	to issue short-term bonds with total principal of up to RMB10 billion in China, which may be issued in tranches;

(2)	term of such short-term bonds shall be within one year;

(3)

interest rate of short-term bonds shall be determined in accordance with market conditions but shall not exceed the prime interest rate of bank loans for the same period as specified by the People's Bank of China;

(4)	the short-term bonds shall be issued to the inter-bank institutional investors in the PRC rather than the public investors;

(5)

the proceeds from the issuance of the short-term bonds shall be mainly utilized for operational activities of the Company, including but not limited to, supplementing its working capital, purchase of raw materials and import of alumina; and the remaining proceeds (if any) may be used for repayment of loans due.

2.

It will be proposed at the annual general meeting to authorize Chairman of the Company or other persons authorized by Chairman, within the aforesaid issue scheme, to determine and handle matters concerning the issuance of short-term bonds at such person's sole discretion, including but not limited to determination of issue timing, issue amount, number of tranches, interest rate and use of proceeds, to execute necessary documents (including but not limited to request for instructions on issuance of short-term bonds, utilization of proceeds, underwriting agreement and relevant announcements), to get through necessary formalities (including but not limited to handling of relevant registration in the inter-bank market in the PRC), and to take other necessary actions.

XIV.	The proposal for issuance of medium-term notes

1.

It will be proposed at the 2008 annual general meeting as a special resolution to consider and approve the issuance of medium-term notes, upon approval by the 2008 annual general meeting, during the period from registration with the National Association of Financial Market Institutional Investors to conclusion of the 2009 annual general meeting, subject to the following conditions:

(1)	to issue medium-term notes with principal of up to RMB10 billion in China, which may be issued in tranches;

(2)	term of such medium-term notes shall be within five years;

(3)

interest rate of medium-term notes shall be determined in accordance with market conditions but shall not exceed the prime interest rate of bank loans for the same period as specified by the People's Bank of China;

(4)	the medium-term notes shall be issued to the inter-bank institutional investors in the PRC rather than the public investors;

(5)

the proceeds from the issuance of the medium-term notes shall be mainly utilized to supplement medium-term working capital and to finance project expenditures, and the remaining proceeds (if any) may be used for repayment of bank loans.

2.

It will be proposed at the general meeting to authorize Chairman of the Company or other persons authorized by Chairman, within the aforesaid issue scheme, to determine and handle matters concerning the issuance of medium-term notes at such person's sole discretion, including but not limited to determination of issue timing, issue amount, number of tranches, interest rate and use of proceeds, to execute necessary documents (including but not limited to request for instructions on issuance of medium-term notes, utilization of proceeds, underwriting agreement and relevant announcements), to get through necessary formalities (including but not limited to handling of relevant registration in the inter-bank market in the PRC), and to take other necessary actions.

XV.	The proposal for the granting of general mandate to the Board to repurchase H shares

1.

It will be proposed at the annual general meeting to consider and approve the granting of general mandate to the Board to repurchase H shares with a maxium of 10% of the Company's total H shares in issue as at the date when the subject resolution(s) is/are passed in the general meeting, subject to the Company Law of the People's Republic of China, Hong Kong Listing Rules and the Articles of Association of the Company and other applicable laws and regulations of the People's Republic of China.

2.

The matter set out in the preceding paragraph will be proposed as a special resolution for consideration at the 2008 annual general meeting, 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares.

3.

Any of the Directors (not including independent non-executive Directors) of the Company or the Secretary of the Board may be authorized to, on behalf of the Company, draft and execute the notices of extraordinary general meeting and class meetings relevant to the repurchase mandate ("Shareholder Notices") and circular, to make any amendment thereto as such person thinks fit, and upon confirmation of no further comments from the Hong Kong Stock Exchange, to approve the publication of the Shareholder Notices and circular and make any amendment thereto as such person thinks fit.

4.

The Directors agree to undertake to the Hong Kong Stock Exchange that so far as the same may be applicable, they will exercise the repurchase mandate in accordance with the Hong Kong Listing Rules, the applicable laws and regulations of the PRC and the Articles of Association of the Company, and will authorize any of Directors (not including independent non-executive Directors) to execute the letter of undertaking to be submitted to the Hong Kong Stock Exchange on behalf of all the Directors of the Company.

5.

The Directors approve the Company to issue a confirmation letter to the Hong Kong Stock Exchange in respect of the explanatory letter (to be incorporated in the circular dispatched to shareholders) prepared for the general mandate on repurchase of H shares in the Company, confirming that the explanatory letter has set out information required by the Hong Kong Listing Rules and the explanatory letter and the proposed share repurchase are free from any abnormality, and authorize any of Directors (not including independent non-executive Directors) to execute the confirmation letter on behalf of the Company.

XVI.	The proposal for the granting of general mandate to the Board to issue new shares

It will be proposed at 2008 annual general meeting to consider and approve the granting of general mandate to the Board to issue new H shares with a maxium of 20% of the Company's total H shares in issue as at the date when the resolution(s) is/are passed in the general meeting, subject to the relevant requirements of the Hong Kong Listing Rules and the Articles of Association.

XVII.	The proposal for convening the 2008 annual general meeting, 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares

It is resolved to convene the 2008 annual general meeting, 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares respectively at 9:00, 9:30 and 9:45 a.m. on 26 May 2009 at the Conference Room, Floor 4, the Headquarters of the Company (No.62 North Xizhimen Street, Haidian District, Beijing).

1.

The following matters, among others, will be considered and approved at the 2008 annual general meeting: Report of the Directors for 2008, Report of the Supervisory Committee for 2008, the Audited Financial Report and Auditors' Report of the Company for 2008, the profit distribution proposal for 2008 by the Company, by-election of executive Directors of the third session of the Board of the Company, the proposal in relation to the 2009 annual remuneration and 2008 annual discretionary bonus for Directors and Supervisors of the Company, the proposal in relation to renewal of the 2009-2010 annual liability insurance for Directors, Supervisors and senior management, the proposal in relation to reappointment of the accountants for 2009, the proposal for issuance of short-term bonds, the proposal for issuance of medium-term notes, the proposal for the granting of general mandate to the Board to repurchase H shares and other relevant authorizations to Directors, the proposal for the granting of general mandate to the Board to issue new H shares, and other proposals submitted by the shareholders to general meeting in accordance with the Articles of Association. The Work Report of Independent Directors for 2009 will be also heard at the general meeting.

2.	The following matter will be considered and approved respectively at 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares:

the proposal for the granting of general mandate to the Board to repurchase H shares.

For details of the 2008 annual general meeting, 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares, please refer to the notices to the general meetings to be separately published by the Company.

Appendix I: Biography of candidate for Independent Director

Xiong Weiping, 52, a candidate for executive director of the third session of the Board and concurrently the President of Chinalco. Mr. Xiong graduated from Central South University of Industry majoring in mining engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and an impressive record of experience in economics, corporate management and metaliferous mining. Mr. Xiong is also a Professor and a tutor of Ph.D. students of Guanghua School of Management, Peking University. He is an expert who is granted special subsidies by State Council and was recognized as the ''Middle-aged and Youth Expert with Special Contribution to the Nation" by the original Ministry of Personnel of the PRC. He was formerly the General Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor and tutor of Ph.D. students of Central South University of Industry. Mr. Xiong had served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, Executive Director, Senior Vice President and President of Chalco and the Vice Chairman and President of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

The Board of Directors
Aluminum Corporation of China Limited*
27 March 2009

By order of the Board of Directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 March 2009

As of the date of this announcement, the members of Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary